

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Tyler Loy
Chief Financial Officer
ONE Group Hospitality, Inc.
1624 Market Street, Suite 311
Denver, Colorado 80202

> **Re: ONE Group Hospitality, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 10, 2021**
> **File No. 333-260947**

Dear Mr. Loy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: James M. Kearney